March 26, 2008

Mr. Jim B. Rosenberg

Mr. Gus Rodriguez

Ms. Mary Mast

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re: Encorium Group, Inc.

Form 10-K for the fiscal year ended December 31, 2006

Lady and Gentlemen:

This letter is a follow up response to the Securities and Exchange Commission’s initial letter dated September 26, 2007 and our follow-up responses thereto dated October 9, 2007, December 12, 2007, February 8, 2008 and March 7, 2008. Our response to your latest comment, as listed below, follows the text of your comment.

Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-8

•	Please revise your proposed disclosures to clearly indicate that you do not have any sort of performance based milestones.

•	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Revenue Recognition

New Fourth Paragraph to Our Disclosures on Revenue Recognition.

There are no standard billing and payment provisions which are present in each contract. Each contract has separate and distinct billing and payment terms which are the result of a negotiation between us and the client. Billings and the related payment terms from fixed price contracts are generally determined by provisions in the contract that may include certain payment schedules and the submission of required billing detail. The payment schedule in the contract reflects the value of the services to be performed by us at the initiation of the contract. The payment schedule may include the value of certain interim billing mechanisms as well as periodic payments which are reasonably assured at the start of the contract and which we expect to receive during the duration of the contract. Accordingly, cash receipts, including the receipt of up front payments, periodic payments and payments related to the achievement of certain billing mechanisms, do not necessarily correspond to costs incurred and revenue recognized on contracts. A contract’s payment structure typically requires an up front payment of 10% to 20% of the contract value at or shortly after the initiation of the contract, a series of periodic payments over the life of the contract and payments based upon the achievement of certain billing mechanisms. The upfront payments are deferred and recognized as revenue as services are performed under the proportional performance method. Periodic payments, including payments related to the achievement of certain billing mechanisms in the contract, are invoiced pursuant to the terms of the contract once the agreed upon services criteria have been achieved. Payments based upon interim billing mechanisms are included in the value of the contract because we expect to receive them during the term of the contract. All payments received pursuant to the contract are recognized in accordance with the proportional performance method. In a comprehensive full service drug development program, the client would not generally purchase certain services separately but as an integrated, full service arrangement in connection with the development of the drug.

The above enhanced disclosure will also be included in Note 1 to the financial statements under the caption Revenue Recognition.

We trust that we adequately have addressed all of the comments contained in the Securities and Exchange Commission’s initial letter dated September 26, 2007 and your follow-up comments. If you have any further questions, please contact me directly at (610) 989-4208.

Sincerely,

/s/ Lawrence R. Hoffman
Lawrence R. Hoffman
Executive Vice President & Chief Financial Officer